SEC 06005355 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pulse Trading, Inc.

OFFICIAL USE ONLY
00000
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 LIbertySquare , Fourth Floor
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH., D.C.
192 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott M. Hacker 617-316-5615

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlin, Charron & Rosen, LLP
(Name – *if individual, state last, first, middle name*)

1400Computer Drive (Address) Westborough (City) MA (State) 01581 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Copyright 2006 Forms in Word (www.formsinword.com). For individual use only.

OATH OR AFFIRMATION

I, John Mark Enriquez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pulse Trading, Inc., as of February 23, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman
Title

Notary Public

SCOTT M. HACKER
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires January 18, 2013

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Copyright 2006 Forms in Word (www.formsinword.com). For individual use only.

PULSE TRADING, INC.

Table of Contents

CCR
CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors
1400 Computer Drive | Westborough, MA 01581 | 508.926.2200 | 508.616.2943 fax | www.ccrgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of **Pulse Trading, Inc.** as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Pulse Trading, Inc.** at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlin, Charron + Rosen LLP

Westborough, Massachusetts
February 3, 2006

WESTBOROUGH BOSTON GLASTONBURY PROVIDENCE

Members of CCR Advisory Group:
Carlin, Charron & Rosen, LLP; CCR Corporate Revitalization, LLC; CCR Cost Recovery Services, LLC;
CCR Retirement Plan Services, LLP; CCR Technology Services; CCR Wealth Management, LLC

A Founding Member of the Leading Edge Alliance

PULSE TRADING, INC.

Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 3,913,149
Restricted cash	63,323
Deposits with clearing organizations	199,141
Receivable from clearing organizations	121,849
Receivable from non-customers:	
Interest receivable	9,991
Receivable from soft-dollar brokers	11,431
Marketable securities owned, at market value	1,105,668
Property and equipment, net	159,060
Other assets	
Prepaid expenses	135,889
Deposits	109,662
	$ 5,829,163

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 455,867
Accrued expenses and other liabilities	1,477,696
Accrued income taxes	91,842
Deferred tax liability	38,000
Subordinated borrowings	2,576,000
	4,639,405
Commitments and contingent liabilities	
Stockholders' equity	**1,189,758**
Total liabilities and stockholders' equity	**$ 5,829,163**

See notes to financial statements

PULSE TRADING, INC.

Statement of Income
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 29,875,651
Interest	99,066
Other income	70,461
Total revenues	30,045,178
Expenses	
Employee compensation and benefits	11,713,750
Floor brokerage, exchange, and clearance	6,917,693
Communications and data processing	1,252,537
Occupancy	594,796
Taxes, other than income taxes	495,501
Third-party research expenses	5,553,777
Legal fees	426,238
Professional fees	163,534
Accounting and tax fees	89,296
Other expenses	1,469,361
Total expenses	28,676,483
Income before income taxes	1,368,695
Provision for income taxes	654,000
Net income	**$ 714,695**

See notes to financial statements

PULSE TRADING, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at January 1, 2005	$ 142	$ 662,957	$ 3,242,522	$ (2,118)	$ (160,000)	$ 3,743,503
Redemption of common stock	(21)	(171,001)	(3,078,977)			(3,249,999)
Net income			714,695			714,695
Net unrealized gain (loss) on marketable securites				(18,441)		(18,441)
Comprehensive income						696,254
Retirement of treasury stock	(2)	(8,418)	(151,580)		160,000	-
Balance at December 31, 2005	**$ 119**	**$ 483,538**	**$ 726,660**	**$ (20,559)**	**$ -**	**$ 1,189,758**

See notes to financial statements

PULSE TRADING, INC.

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2005

Subordinated borrowings at January 1, 2005	$ -
Increases:	
Subordinated debt agreements	2,740,000
Decreases:	
Payment of subordinated debt agreements	164,000
Subordinated borrowings at December 31, 2005	$ 2,576,000

See notes to financial statements

PULSE TRADING, INC.

Statements of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 714,695
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	162,199
Deferred income taxes	152,000
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Restricted cash	(293)
Receivable from clearing organizations	241,823
Interest receivable	(9,991)
Receivable from soft-dollar brokers	(11,431)
Receivable from employee	50,000
Refundable income taxes	84,656
Prepaid expenses	(83,037)
Deposits	(2,904)
Increase (decrease) in:	
Payable to clearing organizations	(405,057)
Accounts payable	(15,354)
Accrued income taxes	355,842
Accrued expenses and other liabilities	722,029
Net cash provided by operating activities	**1,955,177**
Cash flows from investing activities	
Purchase of marketable securities	(527,069)
Acquisition of property and equipment	(112,887)
Net cash used for investing activities	**(639,956)**
Cash flows from financing activities	
Redemption of common stock	**(673,999)**
Increase in cash	641,222
Cash - beginning	3,271,927
Cash - ending	**$ 3,913,149**

See notes to financial statements

Continued--

PULSE TRADING, INC.

Statements of Cash Flows (Continued)
For the Year Ended December 31, 2005

Supplemental disclosures of cash flows information	
Cash paid during the year for:	
Interest	$ 54,450
Income taxes	$ 61,502
Summary of non-cash investing and financing transactions	
Unrealized loss on marketable securities	$ (18,441)
Redemption of common stock	$ 2,740,000

See notes to financial statements

1. Nature of Operations

Pulse Trading, Inc. (the Company) was formed in Massachusetts on January 15, 2000. It serves as an institutional broker-dealer to buy and sell equities, debt, and financial instruments. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash
The Company has a restriction of $63,323 on its main operating cash account which serves as collateral for a letter of credit and is restricted from use until the letter of credit matures in 2007.

Securities Transactions
The Company records securities transactions and recognizes related revenues on a trade date basis. Expenses are recorded on the accrual basis.

Deposits with Clearing Organizations
The balance represents required deposits with clearing organizations.

Receivable from/Payable to Clearing Organizations
Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Marketable Securities
The Company classifies its existing marketable equity securities as available-for-sale. These securities are stated at market value, with unrealized gains and losses reported as a component of stockholders' equity in accumulated other comprehensive loss. Securities held at December 31, 2005 represent U.S. Treasury notes whose acquisition cost approximates market value. Gains or losses on securities sold are based on the specific identification method.

Continued --

2. Summary of Significant Accounting Policies (Continued)

Property, Equipment, Depreciation and Amortization

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method at rates sufficient to write off the cost of the applicable assets over their estimated useful lives.

Income Taxes

The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

Stock-Based Compensation

The Company accounts for stock option awards granted to officers, directors and employees (collectively "employees") under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, no stock-based employee compensation cost is reflected in net income, as all options granted to employees have been granted at no less than fair market value on the date of grant. The Company applies the disclosure only provisions of statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation" (SFAS 123) and SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" for such employee stock option awards.

For purposes of providing pro forma disclosures for employee grants, the fair value of options was estimated at the date of grant using the minimum value option pricing method. The following assumptions were used in determining fair value through the minimum value method:

Expected life	3 years
Average risk-free interest rate	3.93%
Volatility and dividend yield	0%

The weighted average fair value of options granted during 2005 was $109. The Company recognizes forfeitures as they occur. Had the Company determined compensation expense in accordance with the fair value methodology prescribed by SFAS 123, the Company's pro forma net income would have been:

Net income – reported	$ 1,368,695
Amortization of stock compensation income (expense)	(327,027)
Pro forma net income	$ 1,041,623

Continued--

2. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation (continued)

For purposes of this disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods. The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. The application of fair value-based accounting in arriving at the pro forma disclosures above is not an indication of future income statement effects.

Reclassifications

Certain amounts previously reported in the 2004 financial statements have been reclassified to facilitate comparability with the current year presentation. These reclassifications had no effect on 2004 net income as previously reported.

3. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with counter parties. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

The Company also has a concentration of credit represented by cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes that its exposure to financial loss is mitigated by the financial strength of its depository institutions.

4. Net Capital Requirements

As a broker-dealer, the Company is subject to the Security and Exchange Commission's (SEC) regulations and operating guidelines that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to the net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under SEC Rule 15c3-1, was $3,131,192 at December 31, 2005, which exceeded required net capital of $137,560 by $2,993,632. The ratio of aggregate indebtedness to net capital at December 31, 2005 was 0.66 to 1.

5. Property and Equipment, Net

At December 31, 2005 the balance represents the following:

	Estimated Useful Life	
Office equipment	2 -3 years	$ 312,533
Furniture and fixtures	2 - 7 years	98,435
Software	2 years	11,710
		422,678
Less - accumulated depreciation and amortization		263,618
Net		$ 159,060

Depreciation and amortization expense on property and equipment for the year ended December 31, 2005 amounted to $162,199.

6. Income Taxes

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax assets	$ 14,000
Deferred tax liabilities	(52,000)
Net deferred tax liability	$ (38,000)

The tax effects of principal temporary differences are shown in the following table:

Unrealized loss on investments	$ 8,000
Accelerated tax depreciation	(46,000)
	$ (38,000)

Continued--

6. Income Taxes (Continued)

The components of income tax expense related to continuing operations are as follows:

Federal:	
Current	$ 494,000
Deferred	8,000
	502,000
State and local:	
Current	148,000
Deferred	4,000
	152,000
Income tax expense	$ 654,000

The Company's income tax expense differed from the statutory federal rate of 34% as follows:

Statutory rate applied to income before income taxes	$ 465,000
Increase in income taxes resulting from:	
State income taxes	148,000
Non-deductible expense	54,000
Other	13,000
	$ 654,000

7. Subordinated debt

During 2005, the Company entered into four debt agreements related to a repurchase of 3,250 shares of the Company's common stock. The debt agreements are subordinated to any liabilities or claims that arose prior to the due date of any installment under the agreements. The shares were repurchased at a value of $1,000 per share which was determined by the Company's board of directors. The Company paid out $510,000 to the stockholders upon signing the respective stock repurchase agreements and entered into subordinated debt agreements for the remaining balance of $2,740,000. The subordinated debt agreements have terms between three and five years and bear interest at 8%, payable quarterly. The Company may voluntarily prepay these notes in whole or in part at any time without penalty subject to the compliance restrictions included in the subordinated debt agreements.

Maturities of the subordinated debt agreement as of December 31, 2005 are as follows:

2006	$ 1,100,000
2007	628,000
2008	428,000
2009	328,000
2010	164,000
	$2,576,000

8. Stockholders Equity

The total number of shares of common stock that the Company has the authority to issue is 200,000 shares with a par value of $.01 per share. At December 31, 2005, the Company had 9,350 shares issued and outstanding. During 2005, the Company retired its treasury shares to comply with Chapter 156D of the Massachusetts Business Corporation Act.

9. Stock Option Plans

2005 Stock Option Plan

In 2005, the Company adopted the Pulse Trading, Inc. Employee, Director and Consultant Stock Plan (2005 Plan) under which the board of directors may grant incentive or non-qualified stock options and stock grants to key employees, directors, advisors, and consultants of the Company.

The maximum number of shares of stock allowable for issuance under the Plan is 6,375 shares of restricted common stock as of December 31, 2005. These options, of which none have been exercised at December 31, 2005, may be exercised in whole or in part at any time after the date of grant. The incentive stock option grants contain minimum exercising requirements during the grant, usually over a three year period. Failure to exercise the minimum number of options will result in the cancellation of such shares. The options are not transferable except by will or domestic relations order. The option price per share under the Plan is not less than the fair market value of the shares on the date of grant. There were 2,995 options outstanding under the 2005 Plan.

2002 Stock Option Plan

The Company adopted the Pulse Trading, Inc. 2002 Equity Incentive Option Plan (2002 Plan) which provides for the issuance of incentive stock options and non-statutory stock options to eligible employees and non-employees. Options available for granting as of December 31, 2005 totaled 1,500. The incentive stock option grants vest over three years. Once vested, the incentive stock options can be exercised by the employee until the grant reaches its contractual term of ten years. The options are not transferable except by will or domestic relations order. The option price per share under the Plan is not less than the fair market value of the shares on the date of grant. There were 925 options outstanding under the 2002 Plan as of December 31, 2005.

Continued--

9. Stock Option Plans (Continued)

Stock option activity for both plans for the year ended December 31, 2005 is as follows:

			Weighted Average	
	Number Of Options	Exercise Price per Share	Exercise Price	Remaining Life
Outstanding January 1, 2005	925	$300	$300	7 years
Granted	2,995	$1,000	$1,000	
Exercised	-	-		
Forfeited	-	-		
Outstanding December 31, 2005	3,920	$300 - $1,000	$835	4.17 years
Exercisable at December 31, 2005	3,920	$300 - $1,000		
Available for grant at December 31, 2005	3,955			

10. Profit Sharing Plan

The Company has a qualified defined contribution profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The Company makes a matching contribution of up to 4% of qualified gross wages. The Company may also make an annual discretionary profit sharing contribution to the plan. Company contributions to the plan totaled $357,882 for the year ended December 31, 2005.

11. Commitments and Contingencies

The Company has various non-cancelable operating leases on facilities with monthly base payments of $36,817 per month, as well as pro-rata shares of related service charges, as applicable. These leases expire from May 2006 through February 2009.

Continued--

11. Commitments and Contingencies (Continued)

The future minimum lease payments required under these leases are as follows:

Year ending December 31,	
2006	$ 372,085
2007	164,069
2008	75,074
2009	10,576
	$ 621,804

Rent expense for the year ended December 31, 2005 amounted to $394,112. The Company has also entered into sublease agreements providing $38,908 of rental income for the year ended, which was offset against rent expense.

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers pursuant to Rule 15c3-1
As of December 31, 2005

Total stockholders' equity qualified for net capital	$ 1,189,758
Total subordinated borrowings qualified for net capital	2,576,000
	3,765,758
Deductions and/or changes:	
Nonallowable assets:	
Restricted cash	63,323
Receivable from clearing organizations	121,849
Interest receivable	9,991
Receivable from soft-dollar brokers	11,431
Property and equipment, net	159,060
Prepaid expenses	135,889
Deposits	109,662
	611,205
Haircut	23,361
Net capital	$ 3,131,192
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from statement of financial condition:	
Accounts payable	$ 455,867
Accrued expenses and other current liabilities	1,477,696
Refundable income taxes	91,842
Deferred tax asset	38,000
Total aggregate indebtedness	$ 2,063,405
Computation of basic net capital requirement:	
Minimum net capital required	$ 137,560
Excess net capital	$ 2,993,632
Excess net capital at 1,000 percent	$ 2,924,852
Ratio of aggregate indebtedness to net capital	0.66 to 1

Continued --

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers pursuant
to Rule 15c3-1 (Continued)
As of December 31, 2005

Reconciliation with Company's computation of net capital
(included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,029,386
Audit adjustment to prepaid expenses	(8,330)
Audit adjustment to accrued liabilities	60,444
Audit adjustment to accumulated other comprehensive loss	(22,084)
Audit adjustment to subordinated debt	1,100,000
Haircut adjustment	1,248
Income tax adjustment	(129,842)
Receivable from clearing organization	121,849
Interest receivable	9,991
Receivable from soft dollar brokers	11,431
Additional closing adjustments recorded after focus submission	(43,278)
Other items (net)	377
Net capital per above	$ 3,131,192

Schedule II: Computation of Determination of Reserve
Requirement pursuant to Rule 15c3-3
As of December 31, 2005

Pulse Trading, Inc. is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

CCR
CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors
1400 Computer Drive | Westborough, MA 01581 | 508.926.2200 | 508.616.2943 fax | www.ccrgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of **Pulse Trading, Inc.** for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WESTBOROUGH BOSTON GLASTONBURY PROVIDENCE

Members of CCR Advisory Group:
Carlin, Charron & Rosen, LLP; CCR Corporate Revitalization, LLC; CCR Cost Recovery Services, LLC;
CCR Retirement Plan Services, LLP; CCR Technology Services; CCR Wealth Management, LLC

A Founding Member of the Leading Edge Alliance

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carlin Charron + Rosen LLP

Westborough, Massachusetts
February 3, 2006